Filed by OTG Software, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: OTG Software, Inc.
Commission File No.: 333-93581

OTG SOFTWARE ANNOUNCES PRELIMINARY
FIRST QUARTER 2002 FINANCIAL RESULTS

ROCKVILLE, MARYLAND—April 23, 2002—OTG Software, Inc. (Nasdaq:OTGS), a global provider of next-generation enterprise data management solutions, today provided information regarding its preliminary financial results for the first quarter of 2002, which ended March 31, 2002.

OTG Software, Inc., anticipates revenue for the first quarter of 2002 to be in a range of approximately $16.5 to $17.6 million. Excluding an estimated $900,000 of costs incurred in connection with OTG's pending acquisition by Legato Systems, Inc. (Nasdaq: LGTO) and approximately $750,000 in pro forma adjustments associated with OTG's prior acquisitions of Smart Storage, UniTree and xVault, it is anticipated that the Company will incur a per share loss for the quarter of between $0.01 and $0.04.

The Company believes the continued cautionary IT spending environment, overall worldwide economic concerns, and tightly controlled IT budgets contributed to these preliminary financial results during a quarter in which the Company negotiated its planned acquisition by Legato.

The Company has scheduled a special shareholder meeting on May 14, 2002 to vote on the proposed transaction with Legato and anticipates completing the merger shortly thereafter.

About OTG Software

OTG Software provides next-generation data management and collaboration solutions that virtualize storage for any type of data, including files, messages and databases, while providing easy and transparent access. OTG's application-oriented approach supports virtually all platforms with open architecture solutions that scale from the department to the enterprise, and integrate seamlessly to store, track and retrieve information. Headquartered in Rockville, Maryland, the company has a customer base of over 15,000 organizations and a global network of VARs, distributors, and OEMs.

Infinite Storage. Immediate Access.™ www.otg.com

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This press release contains forward-looking statements within the meaning of the federal Private Securities Litigation Reform Act of 1995. Statements contained herein that are not statements of historical fact may be deemed to be forward-looking information. Without limiting the foregoing, references to future growth or expansion are forward-looking, and words such as "anticipates," "believes," "could," "estimate," "expect," "intend," "may," "might," "should," "will," and "would" and other forms of these words or similar words are intended to identify forward-looking information. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other forward-looking information. There may be events in the future that we are not able to predict or control accurately, and any forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially. These risks and uncertainties include: (i) the ability to recruit and retain qualified technical and other personnel in a highly competitive market, (ii) market acceptance of our new and future products, (iii) the growth and adoption rate of Windows NT, Windows 2000, UNIX and Linux, (iv) growing competition, (v) our ability to maintain and manage our growth, and (vi) risks associated with our proposed acquisition by Legato Systems, Inc. We undertake no obligation to update or supplement this information. For additional information regarding risk factors that could affect our future results, please refer to the discussions of "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on March 8, 2002.

Investor Contact:	Press contacts:
Kevin Kelly	Jocelyn Johnson	Todd Cadley
OTG Software	OTG Software	Sterling Hager
240-747-6811	240-747-6400	703-744-1150

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

This filing relates to a planned merger between OTG Software, Inc. (“OTG”), and Orion Merger Sub Corp. (“Orion”), a wholly owned subsidiary of Legato Systems, Inc. (“Legato”), pursuant to the terms of an Agreement and Plan of Merger, dated as of February 20, 2002, by and among Legato, Orion and OTG. The offer and sale of shares of Legato common stock in connection with the merger have been registered with the Securities and Exchange Commission (the “SEC”) pursuant to a registration statement on Form S-4, including a joint proxy statement/prospectus. Legato and OTG have mailed the joint proxy statement/prospectus to their respective stockholders. The registration statement and joint proxy statement/prospectus contain important information about Legato, OTG, the transaction and how the merger will affect investments in shares of either Legato or OTG, and interested persons should carefully read the registration statement and the joint proxy statement/prospectus.

Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Legato and OTG through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Legato Systems, Inc.	OTG Software, Inc.
2350 West El Camino Real	2600 Tower Oaks Boulevard
Mountain View, CA 94040	Rockville, MD 20852
(650) 210-7000	(240) 747-6400
Attn: Investor Relations	Attn: Investor Relations

Legato, OTG and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Legato and OTG in favor of the merger agreement. The directors and executive officers of Legato and their beneficial ownership of Legato common stock are set forth in the most recent proxy statement filed by

Legato with the SEC. The directors and executive officers of OTG and their beneficial ownership of OTG common stock are set forth in OTG’s Annual Report on Form 10-K for the year ended December 31, 2001, as amended, filed by OTG with the SEC. Copies of the proxy statement and annual report may be obtained free of charge at the SEC’s website, www.sec.gov. Security holders may obtain the proxy statement and annual report from the appropriate company at the addresses and telephone numbers listed above. Security holders of Legato and OTG may obtain additional information regarding the interests of the foregoing people by reading the registration statement.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between Legato and OTG, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Legato or OTG managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Legato to successfully integrate OTG’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in Legato’s and OTG’s Annual Reports on Form 10-K for the year ended December 31, 2001 and their most recent quarterly report filed with the SEC. Legato and OTG disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

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